 Exhibit 12.01

SCANA CORPORATION
CALCULATION OF RATIOS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Dollars in Millions)

CALCULATION OF BOND RATIO:

Net earnings (1)		$821.8
Divide by annualized interest charges on:
Bonds outstanding under SCE&G's bond indenture dated April 1, 1993 (Mortgage)	$147.4
Other indebtedness (1)	1.7
Total annualized interest charges		149.1
Bond Ratio		5.51

(1)    As defined in the Mortgage.

CALCULATION OF PREFERRED STOCK RATIO:

Net earnings (2)		$265.8
Divide by annualized interest charges on:
Bonds outstanding under SCE&G's mortgage bond indentures	$147.4
Preferred dividend requirements	7.2
Total annualized interest charges		154.6
Preferred Stock Ratio		1.72

(2)    As defined under SCE&G's Restated Articles of Incorporation.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:

	Years Ended December 31,
Dollars in Millions	2008	2007	2006	2005	2004
Fixed Charges as defined:
Interest on long-term debt	$238.2	$214.9	$213.1	$209.4	$206.9
Amortization of debt premium, discount and expense (net)	4.6	4.6	4.8	6.0	5.4
Interest component on rentals	4.5	6.3	5.0	4.7	3.9
Preference security dividend requirement of consolidated subsidiary	11.7	11.7	11.8	11.8	11.9
Total Fixed Charges (A)	$259.0	$237.5	$234.7	$231.9	$228.1
Earnings as defined:
Pretax income (loss) from continuing operations	$542.1	$467.6	$440.2	$208.7	$387.1
Total fixed charges above	259.0	237.5	234.7	231.9	228.1
Pretax equity in (earnings) losses of investees	(8.0)	18.1	20.1	71.9	(5.4)
Cash distributions from equity investees	6.2	7.8	6.7	7.1	7.4
Preference security dividend requirement from above	(11.7)	(11.7)	(11.8)	(11.8)	(11.9)
Total Earnings (B)	$787.6	$719.3	$689.9	$507.8	$605.3

Ratio of Earnings to Fixed Charges (B/A)	3.04	3.03	2.94	2.19	2.65